Gordon Feinblatt LLC

Attorneys at Law

Andrew D. Bulgin 410-576-4280 Fax 410-576-4196 abulgin@gfrlaw.com	Attorneys at Law 233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

April 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmers and Merchants Bancshares, Inc.

Registration Statement on Form 10

File No. 000-55756

Dear Sir or Madam:

On behalf of Farmers and Merchants Bancshares, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 on Form 10/A (the “Amendment”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”) pursuant to which the Company is registering its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

The Amendment (i) reflects the Staff’s comments to the Registration Statement issued by letter dated April 4, 2017 and the Company’s responses thereto, which responses were filed via EDGAR on April 7, 2017, (ii) replaces the audited consolidated financial statements as of and for the year ended December 31, 2016, which have been restated to correct an understatement of income tax expense and a corresponding overstatement of net income for 2016, and (iii) makes changes to certain other portions of the Registration Statement that were impacted by the restatement.

Should you have any questions, please contact the undersigned at (410) 576-4280.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

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